FILE NO: 82-3806

Rentokil Initial

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

SUPPL

2 January 2004

Office [redacted] nce
Securi
450 Fif
Washin
USA

04012016

3-2

JAN 08 2004

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

<u>Type of Information or Report</u>	<u>Document furnished</u>
1. Annual report to shareholders and financial statements.	1. Nothing to Report.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Nothing to Report.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report.
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report.
6. Releases to the London Stock Exchange.	6. 6.1 Listing of Euro Notes 6.2 2004 Calendar of trading results and dividends.

PROCESSED
JAN 21 2004
THOMSON
FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
ADMINISTRATION DIRECTOR

dlw 1/13

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Doc re. Pricing Supplement
Released	15:52 15 Dec 2003
Number	2713T

Pricing Supplement

Issuer:	Rentokil Initial plc
Series Number	9
Description:	Eur 25,000,000
Currency/ Principal Amount:	Euro
Issue Price:	100.00 per cent
Specified Denominations:	Eur 100,000
Issue Date:	1 December 2003
Maturity Date:	1 December 2004
ISIN:	XSO180946815

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Calendar of Trading Rslts,etc
Released	15:09 22 Dec 2003
Number	5548T

RNS Number:5548T
Rentokil Initial PLC
22 December 2003

To: RNS
Dated: 19th December 2003

RENTOKIL INITIAL plc

We write to advise you of Rentokil Initial plc's calendar in relation to trading results and dividends in 2004 as follows:

1. 2003 PRELIMINARY RESULTS

Announcement date	Thursday	26th February 2004

2 2003 FINAL DIVIDEND

Announcement date	Thursday	26th February 2004
Ex-Dividend date	Wednesday	5th May 2004
Record date	Friday	7th May 2004
Pay date	Friday	4th June 2004

3. TRADING STATEMENT FOR THE FOUR MONTHS ENDING 30th APRIL 2004

Announcement date	Thursday	27th May 2004

4. 2004 ANNUAL GENERAL MEETING

	Thursday	27th May 2004

5. 2004 INTERIM RESULTS

Announcement date	Thursday	26th August 2004

6. INTERIM DIVIDEND

Announcement date	Thursday	26th August 2004
Ex-Dividend date	Wednesday	29th September 2004
Record date	Friday	1st October 2004
Pay date	Friday	29th October 2004

7. TRADING STATEMENT FOR THE TEN MONTHS ENDING 31st OCTOBER 2004

Announcement date	Tuesday	30th November 2004

From: Rentokil Initial plc

END